UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 4
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

THE GREATER CHINA FUND, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

39167B102
 (CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,857,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,857,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,857,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,857,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,857,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,857,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON* IA

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”)  should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 11, 2011 (the “Original Schedule 13D”), with Amendment No. 1 to Schedule 13D filed with the SEC on October 12, 2011 (“Amendment No. 1”), and with Amendment No. 2 to Schedule 13D filed with the SEC on October 31, 2011(“Amendment No. 2”),   and  Amendment No. 3 to Schedule 13D SEC on December 8, 2011 ( “Amendment No. 3”)

This Amendment No. 4 amends Items 4 and 7 of the Original Schedule 13D.  All other information in the Original Schedule 13D remains in effect.  All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.               Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons sent the attached letter to the Company Secretary on June 6, 2012.

Item 7.               Materials to be Filed as Exhibits.

See letter dated June 6, 2012 attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

June 8, 2012

CITY OF LONDON INVESTMENT GROUP PLC

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

E mail:  USCorporateGovernance@citlon.com

June 6, 2012

Dear Fellow Stockholder:

City of London Investment Management Company Limited (“City of London”) urges stockholders of The Greater China Fund, Inc. (the “Fund”) to vote “FOR” the stockholder proposal included in the Fund’s proxy statement.  City of London is the beneficial owner of 9,857,172 shares of common stock of the Fund, representing 40.6% of the Fund’s shares.

The proposal requests that the Fund terminate all investment advisory and management agreements between Baring Asset Management (Asia) Limited (the “Investment Manager”) and the Fund at the earliest date that is legally permissible.  We urge stockholders to consider the following points in support of the proposal:

•
The Investment Manager’s performance is unsatisfactory.  The Fund has lagged its benchmark index over the near and medium term and, as noted in the Board’s opposing statement, the Fund continued to lag its benchmark index for the year-ended December 31, 2011;

•
The Fund uses opaque calculations to report the dilutive effects of the four rights offerings of the Fund since inception. The result is a lack of transparency that impairs the ability of stockholders to accurately assess the Investment Manager’s performance;

•	Further, the 2010 rights offering was made at the expense of stockholders and only for the Investment Manager’s benefit;

•
The Board has refused to acknowledge a proposal from at least one other investment manager to take over the Investment Advisory contract, which could potentially reduce the costs associated with transitioning to a new investment manager.  City of London believes that a vote in favor of termination of the investment advisory agreement could provide stockholders an opportunity to obtain NAV.

•
City of London is a long-term investor in closed-end funds. The Fund has traded at a relatively wide discount over time, and the discount has narrowed since our proposal was made public. We expect that the discount will revert to previous levels if City of London’s proposal fails.

After twenty years, the Investment Manager is too closely linked to the Fund’s Board. The Board is, therefore, compromised in its ability to objectively assess the Investment Manager’s performance. For these reasons, City of London urges stockholders of the Fund to support the proposal to terminate the Fund’s investment advisory and management agreements.

WE URGE YOU TO VOTE ‘FOR’ THE PROPOSAL ON THE PROXY CARD SENT BY THE FUND IN ORDER TO SUPPORT THE PROPOSAL TO TERMINATE THE INVESTMENT ADVISORY AGREEMENT.  IF YOU HAVE ALREADY VOTED ‘AGAINST’ THE PROPOSAL AND WISH TO CHANGE YOUR VOTE, YOU CAN CHANGE YOUR VOTE TO ‘FOR’ THE PROPOSAL.  IF YOU HAVE ANY QUESTIONS ABOUT VOTING OR CHANGING YOUR VOTE, PLEASE CONTACT OUR PROXY SOLICITOR, INVESTORCOM, INC. AT (877) 972-0090.

Very truly yours,

City of London Investment Management Company Limited